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                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  FORM 10-SB/A

                                 Amendment No. 1

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                              VALUESTAR CORPORATION
                 (Name of Small Business Issuer in its charter)


         Colorado                          7389                   84-1202005
         --------                          ----                   ----------
(State or other jurisdiction of          (Standard            (I.R.S. Employer
incorporation or organization)        Industrial Code)       Identification No.)


1120A Ballena Blvd., Alameda, California,                    94501
-----------------------------------------                    -----
(Address of principal executive offices)                   (Zip Code)

                    Issuer's telephone number (510) 814-7070
                                              --------------

Securities to be registered under Section 12 (b) of the Act:  NONE

Securities to be registered pursuant to Section 12(g) of the Act:

                         Common Stock, $.00025 par value
                         -------------------------------
                                (Title of Class)


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


The Company hereby amends the following items of its Form 10-SB filed May 29, 1997 through this Amendment No. 1.


                           FORWARD-LOOKING STATEMENTS


THE FORWARD-LOOKING STATEMENTS IN THIS REGISTRATION STATEMENT REFLECT THE COMPANY'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND FINANCIAL PERFORMANCE. THESE FORWARD-LOOKING STATEMENTS ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES, INCLUDING THOSE DISCUSSED HEREIN, AND UNDER BUSINESS RISKS, THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM HISTORICAL RESULTS OR THOSE ANTICIPATED. IN THIS REPORT, THE WORDS "ANTICIPATES," "BELIEVES," "EXPECTS," "INTENDS," "FUTURE" AND SIMILAR EXPRESSIONS IDENTIFY FORWARD-LOOKING STATEMENTS. READERS ARE CAUTIONED TO CONSIDER THE SPECIFIC RISK FACTORS DESCRIBED BELOW AND NOT TO PLACE UNDUE RELIANCE ON THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN, WHICH SPEAK ONLY AS OF THE DATE HEREOF. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY REVISE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES THAT MAY ARISE AFTER THE DATE HEREOF.


                                     Part I
Item 1. Description of Business.

                              Business Development

ValueStar Corporation ("Issuer" or "Company") was incorporated in the State of Colorado on January 28, 1987 as Carson Capital Corporation and on September 21, 1992 its name was changed to ValueStar Corporation. The Company was inactive until entering into an Agreement and Plan of Reorganization dated June 27, 1992 with ValueStar, Inc., a California corporation and its sole shareholder James Stein (currently President, Chief Executive Officer and a Director) whereby ValueStar, Inc. became a wholly-owned subsidiary of the Company. Prior to the acquisition the Company had 10,000,000 common shares, par value $.00001, issued and outstanding. In connection with the acquisition 9,350,000 outstanding common shares were canceled, and 1,225,000 common shares were issued to James Stein for 100% of the outstanding shares of ValueStar, Inc. and an additional 187,500 common shares were issued to James Stein for cash with the $75,000 proceeds used to retire a loan obligation of ValueStar, Inc. which had financed initial development operations. In connection with the acquisition, in July 1992 the Company completed a private placement of 437,500 units (one common share and a one year warrant exercisable at $0.40 per share) at $0.40 per unit for gross proceeds of $175,000 resulting in 2,500,000 common shares being issued and outstanding upon completion of the acquisition and the private financing. The acquisition was accounted for as a recapitalization of ValueStar, Inc. with
ValueStar, Inc. as the acquirer of ValueStar Corporation in a reverse acquisition. On September 21, 1992 the total authorized shares was reduced from 500,000,000 common shares to 20,000,000 common shares with a par value of $.00025 per share.

The Company's operations are conducted through its wholly-owned subsidiary ValueStar, Inc. which was incorporated on September 5, 1991. Initial business organization and development activities commenced September 22, 1990 and until September 5, 1991 the business was operated as a sole proprietorship by James Stein.


The Company's operations have been funded primarily through private placements of common stock and exercise of warrants. At July 31, 1997 the Company had a total of 8,326,246 common shares issued and outstanding. On April 16, 1997 the Company's shareholders approved the amendment of the Company's articles of incorporation to authorize the issuance of a maximum of 5,000,000 shares of
preferred  stock,   $.00025  par  value  per  share.  No  preferred  shares  are outstanding.


                               Business of Issuer

Overview
The Company through its wholly-owned subsidiary, ValueStar, Inc., is a provider of service and professional business rating information. The rating information is available free to consumers to assist them in selecting from only the highest ranked service providers in a local area (including auto, home, health, personal and professional providers of services). The Company's activities commenced in the greater San Francisco, California area (Bay area) in 1992 and in July 1996 were expanded to include the greater Sacramento, California area.


The Company through ValueStar, Inc. licenses the use of its certification trademark, "ValueStar(R) Certified" to qualifying businesses which through independent research are rated high in customer satisfaction. The Company employs The Public Research Institute (PRI), an auxiliary unit of San Fancisco State University to conduct independent customer satisfaction research or audit independent research conducted by other outside firms on service and professional businesses. The Company pays for such independent research through arrangements providing for a combination of per unit research and hourly charges. The Company entered into a three year contract with PRI effective January 1, 1997 related to the provision of these services.


The Company derives its revenue from rating and research fees paid by both passing and non-passing certification applicants, by initial and renewal licensing fees paid by passing applicants and through the sale of affiliated information materials such as brochures and additional services including expanded Internet listings, voice-text (automated telephone listing information) services and fees for premium listings in Company publications.

The Company engages in licensee (customer) support activities to create and enhance consumer and business awareness of the meaning and significance of the ValueStar Certified certification mark and the value of the Company's rating process. These activities include public relations efforts, direct advertising and periodic distribution to households and businesses of the Company's Consumer ValueStar Report, a free publication explaining the concept of ValueStar Certified, listing qualifying businesses in a given market area and providing general consumer information. Comparable information is also available on the Internet at the Company's site at WWW.VALUESTAR.COM and through the Company's computerized voice-text program. Consumers are exposed to the certification mark through the advertising and promotional efforts of licensees who use the certification mark in brochures, advertisements, commercials, direct selling situations and promotions to distinguish themselves as being rated high in customer satisfaction. Since the certification mark is displayed in media, consumers use the certification information at no charge.

The Company believes its rating information is a valuable tool allowing consumers to conveniently select from only those companies ranked high in customer satisfaction.

History of Operations
During late 1990 and 1991, James Stein, President and CEO of the Company, developed the basic operating concept of ValueStar Certified. In March 1991, Mr. Stein engaged San Francisco State University (SFSU) to conduct a consumer feasibility study to determine the potential influence of ValueStar Certified on consumers and a service business feasibility study to determine the potential market for ValueStar Certified among providers of consumer services (service providers) in the Bay area. In October 1991 base-line consumer satisfaction and additional consumer feasibility research was completed by The Institute of Social Research at California State - Stanislaus (ISR). This research provided an average or benchmark customer satisfaction rating for individual service and professional industries targeted by the Company.

Based on the information from those studies and research and using Mr. Stein's prior experience in the Yellow Page publishing industry, during late 1991 the Company developed initial marketing and support materials. The Company also began a relationship with an auxiliary unit of SFSU, The Public Research Institute (PRI). PRI is operated by faculty of SFSU and employs students to conduct research and surveys primarily for governmental organizations. The Company engaged PRI to perform or supervise surveys of each ValueStar business applicant's former customers to provide a confidential, unbiased and scientific survey of customer satisfaction. Although PRI commenced providing individual business surveys in early 1992, the relationship was formalized into a written contract in October 1992, with the latest renewal contract effective April 30, 1997.

The Company commenced business rating and licensing activities and public relations activities to develop consumer and business awareness of the ValueStar Certified program in the Bay area in early 1992. Management believes that one of the most critical factors relating to long-term success of the business are renewal rates of licensees. During the last three fiscal years ending June 30, 1996 more than 75% of licensed businesses have renewed their licenses each year which management believes indicates strong business acceptance of the ValueStar Certified program.

In mid-1994 the Company added the Consumer ValueStar Report publication, a directory of qualified and licensed businesses and consumer information, to the program. This publication is distributed to consumers and businesses. For consumers it is designed as an easy reference list of businesses rated high in customer satisfaction, a quality "yellow pages" listing. For ValueStar licensees, the distribution of the publication is targeted to provide important and credible exposure to prospective customers. For the Company, management believes the publication enhances the business offering to prospective applicants and provides a periodic deadline to encourage businesses to apply for rating by a specific date. The January 1997 semi-annual edition was distributed to 260,000 homes and businesses in the San Francisco Bay and Sacramento areas.

On January 1, 1996 the Company launched its Internet strategy with its own World Wide Web site WWW.VALUESTAR.COM. The site contains information on the ValueStar Certified program and a listing of ValueStar Certified licensees. The Company added a computerized voice-text service in August 1996 allowing consumers to connect directly to licensees. Consumers can access free lists of qualifying service businesses through the Consumer ValueStar Report publication, by accessing WWW.VALUESTAR.COM, or by simply calling 808-STAR for a voice-text recording of businesses. Information about qualifying businesses and the ValueStar Certified program is available through licensee promotions including yellow page listings, newspaper and radio advertisements, brochures, fliers and other media.

In July 1996, the Company expanded its services beyond the San Francisco Bay area to include the greater Sacramento, California area.

Industry Background
The Company's concept of a local standardized rating of service and professional firms by their own customers was developed on the premise that consumers are inundated with claims from businesses and have become increasingly skeptical. For businesses the Company believes it is increasingly difficult and costly for them to differentiate on quality or customer satisfaction due to the proliferation of claims, competition and increasing consumer skepticism. ValueStar believes consumers want to know which businesses are better than others. ValueStar believes this desire and need for unbiased information has been a factor in the growth of Consumer Reports magazine (product evaluations and ratings), J.D. Powers (customer satisfaction ratings on vehicles and computers) and consumer and market research companies.

ValueStar Certified is part of the certification mark industry which includes trade association and various accrediting marks. Examples of such marks include the Good Housekeeping Seal, AAA Approved Auto Repair and various lodging and restaurant industry ratings and marks. Since ValueStar Certified provides a resource for consumers to contact to obtain a particular category of business it shares aspects of referral services and agencies such as 1-800 Dentists, medical and contractor referrals. And since ValueStar publishes and distributes a periodic listing of businesses rated high in customer satisfaction it also shares industry characteristics of service guide publishers and the yellow pages industry. And finally ValueStar maintains an Internet site of qualifying service businesses and consumer information sharing aspects of the growing Internet yellow pages, directories, and city guide information services.

The Company believes the factors affecting the selection of a local service are different than those involving a widely available product. Typically, compared to a product purchase, a consumer has more company choices from which to discern, the quality level of services is less consistent, it is more difficult to experience or compare a service prior to purchase, services cannot be returned and therefore the entire decision process is riskier and more frustrating for consumers. ValueStar Certified is designed to respond to these factors by providing businesses and consumers with important customer satisfaction information delivered in various media through a recognizable and easy-to-use certification mark.

ValueStar and the Internet
The Internet is a rapidly growing global web of computer networks permitting users to communicate throughout the world. The Internet provides organizations and individuals with new means to conduct business. Commercial uses of the Internet include business-to-business and business-to-consumer transactions, product marketing, advertising, entertainment, electronic publishing, electronic services and customer support. While industry estimates of the number of Internet users varies widely, a survey conducted by CommerceNet-Nielsen Media Research in December 1996 and January 1997 indicates that 50.6 million persons in the U.S. and Canada use the Internet more than doubling from 1995.

The Company believes the Internet environment is an excellent medium for delivery of ValueStar Certified rating information. The Company also believes that "pocketbook" or financial related referential information is a rapidly growing use of the Internet and is sought after by Internet users. The Company's listings of quality businesses and consumer information is available to Internet users free allowing them to reduce the risk and guesswork associated with selecting local service or professional businesses.

Many Internet content providers rely on an advertising model like broadcast television or are seeking a formula to charge consumers for use like cable television. To date, the Company does not believe either model has had broad based financial success. While providing ValueStar content on the Internet is a valuable component of the Company's strategy to reach consumers and support its licensees, the Company is not dependent on the Internet for its basic revenue. ValueStar offers businesses the opportunity to expand their listings and link their sites with ValueStar. Further ValueStar's strategy is to create alliances to link its proprietary information content to other Internet yellow page, city guides and similar services.

Description of ValueStar Certified Services
All service businesses and professionals located in the territory served by the Company and for which the Company has established an average or benchmark rating may apply to be licensed. These include more than 100 industry categories within five broad groups: Automobile Services (examples including auto body shops, auto repair, and towing firms), Health and Well Being Services (examples including ambulance services, physicians and dentists and health clubs), Home Services and Repairs (examples including alarm companies, carpet cleaners, movers, locksmiths and roofers), Personal Services (examples including beauty salons, day care centers and travel agents) and Professional Services (examples including accountants, attorneys, employment services, insurance and real estate brokers).

The Company's marketing and sales activities in the Bay and Sacramento areas focus on a targeted group of service and professional businesses numbering approximately 70,000 representing the Company's estimate of the high priority accounts among the approximately 175,000 service and professional businesses in the area (as computed by the Company from information provided by American Business Information).


Once a prospective licensee agrees to be rated and pays an initial research fee approximating $470 (subject to promotional discounts, currently up to $400), the research and rating process begins. ValueStar conducts a complaint bureau status check, license verification and insurance verification. A rating is performed or audited by PRI (The Public Research Institute, an auxiliary unit of San
Francisco State University). To pass the rating, an applicant must exceed the higher of the benchmark score developed by the Company's base-line research for a particular industry or the minimum standard set by ValueStar.

All applicant companies receive a Research and Rating Report providing specific results of the customer survey and how the business rates in customer satisfaction compared to the average rating in their industry. For an additional fee of $375 and up, some applicants submit additional questions to be included at the time the customer satisfaction rating is conducted.


Successful  applicants  may  license  the use of the  ValueStar  Certified  mark
(according to agreed-upon guidelines specified by the terms of the license agreement) in their advertising, collateral and sales materials, stationery, signage, announcements, bid forms, etc. A licensee also receives a ValueStar plaque, program manual and labels for their doors and letterhead. Licensees are also listed in the Company's semi-annual Consumer ValueStar Report publication and on the Company's Internet site.

Most licensees purchase copies of a Certified Profile Brochure (customized by ValueStar for each licensee) which explains to their potential customers how their business qualified for ValueStar Certified. A Company representative provides a personal orientation to a business owner and employees informing them of the significance of earning the certification trademark and educating them on how to use the achievement in promotional programs and customer encounters. The Company supports licensees in their efforts to use ValueStar Certified to bring in more customers, convert shoppers to buyers, reduce pricing pressure on services, improve customer loyalty, increase customer referral rates, speed up the selling cycle, improve employee morale, enhance marketing and advertising promotions and improve business reputation.

Each year the Company solicits renewals from licensees. Each year renewal accounts must pass the audit portion of the rating process and every second year they must pass the entire research and rating process.

Since the mark is displayed in media and actively used and promoted by licensees and since the Consumer ValueStar Report is distributed free, consumers have free access to and use of the certification information. In a study conducted by PRI in 1993 and updated through 1996, PRI stated that 2 of 3 customers who knew a business had earned ValueStar Certified were influenced by this factor in selecting the business. Prior research by ISR (The Institute of Social Research at California State - Stanislaus) in 1991 indicated that 70% of consumers would pay 10% or more for services from companies that could indicate they earned ValueStar Certified. Business acceptance of ValueStar Certified is supported by the more than 75% renewal rate (inception in 1992 through March 1997) of businesses earning ValueStar Certified.


At March 31, 1997, the Company had 648 active licensees.

Sales, Marketing and Customer Support Strategies
The Company's objective is to enhance the market position for its program and grow the ValueStar Certified mark into a widely recognized and valued symbol of customer satisfaction in the areas its serves. Increasing consumer awareness of ValueStar Certified and thereby the selection and use of licensees by consumers is an important element of the Company's strategy.

The Company's sales and marketing activities are designed to increase new licensee penetration while maintaining high renewal rates and high ancillary product and service sales. Accordingly, staffing, territories, training and compensation plans are structured to provide continuity of sales person contact with each licensee. The Company also provides ongoing training emphasizing both new business and renewal development, supports lead generation and provides sales personnel with computerized sales support and data base systems.

The Company uses direct mail, advertising, telephone sales, videotapes and other materials designed for businesses and emphasizing the benefits of becoming a ValueStar licensee. Effective January 1, 1997 substantially all new solicitations and rating sales were consolidated in a telephone sales department. Licensing, renewals and ancillary sales are made by field consultant personnel.

At March 31, 1997 the Company had 17 marketing, sales and customer support persons.

The Company has modified its licensing and rating fees from time to time. The Company from time to time provides discounts, incentives and satisfaction guarantees to first time applicants and also from time to time extends payment terms on the annual license fees. The licensing fee for businesses scales upward with business size and for multiple location businesses. The Company estimates that each new licensee provides average annual revenue of approximately $1,500 annually from all sources.

The Company believes its renewal rates (averaging over 75% during the last three fiscal years) indicate licensees' satisfaction with the program. These renewals provide the Company a continuing source of revenues from renewal fees and sales of ancillary products and services. Management believes the prospect of recurring revenues justify the use of new applicant discounts and incentives to expand the base of new business licensees. Management also believes an expanding licensee base pressures other providers of services to apply for the rating to meet the competition.

The Company's public relations and customer support activities are primarily designed to increase awareness of ValueStar Certified among consumers to benefit licensees. In August 1996 the Company entered into a one year agreement with KPIX television in San Francisco to syndicate a consumer directed news segment under the ValueStar Certified banner three times each week. The Company employs public relations, cooperative arrangements and paid advertising to increase awareness to consumers. The Consumer ValueStar Report publication and Internet and computerized voice-text programs are important elements of the Company's customer support activities.


The Company's longer term objective is to expand ValueStar Certified to additional metropolitan areas in North America through direct expansion and overseas through expansion or licensing. The Company has no current plans, proposals, arrangements or understandings regarding any business or product acquisitions.


Competition
Although the Company is not aware of a directly competitive mark or service targeted for a broad range of service industries, the Company competes for the limited budgets for spending on advertising and promotions among service and professional businesses. Competition therefore includes Yellow Page publishers, newspapers and periodicals, radio and television stations and other forms of advertising. Other competitors include referral agencies or telephone services, complaint agencies, service guide publishers, industry specific certification marks and others. The competition for service business advertising and promotional funds is intense. There are a large number of competing firms and a wide variety of product offerings. Most of these firms are substantially larger and have greater financial resources than the Company.

The Company believes that it provides value to licensees allowing them to distinguish themselves from their competitors. The Company also believes that ValueStar Certified provides consumers a convenient and easy-to-use method of selecting service businesses.

Although the Company believes it is establishing a market awareness and presence in the San Francisco Bay area, barriers to entry by new competitors are not significant and any such new competitors, in addition to the direct effects of competition, may cause marketplace confusion making sales efforts more difficult and may result in pricing pressure. There can be no assurance that the Company will be able to continue to compete against existing or new competitors.

Trademarks, Service Marks and Other Proprietary Rights
The Company owns a federally registered certification mark on ValueStar(R) and the ValueStar Certified symbol. The Company considers the mark and symbol to be material to the business of the Company. The Company vigorously seeks to protect and intends to defend its mark against infringement and other unauthorized use. The Company is unaware of any significant infringement or other unauthorized use of its mark since inception. There can be no assurance the Company can protect its mark and symbol. The loss or infringement of ValueStar mark and symbol could have a material adverse effect on the business and operations of the Company.

The Company copyrights its materials and publications and seeks to maintain certain aspects of its business operations as trade secrets. The Company has developed consumer and business databases and software and systems that are proprietary to the Company.

Government Regulation and Legal Issues
The Company is not currently subject to direct regulation other than federal and state regulation applicable to businesses generally.

The Company's operations require that its certification mark only be used by qualifying companies and that its use be discontinued if a business ceases to be a licensee. The Company intends to vigorously defend its contract rights including taking legal action as required. However when and as the Company expands to new areas and the certification becomes more recognized and valuable it will be increasingly difficult to police unauthorized use of its certification mark or confusing marks.

Although the Company is not a direct referral service, it may be subject to claims by consumers for the actions of licensees. Although the Company does not believe such a claim would have merit, the costs of defense could be substantial. The Company does not currently carry specific insurance against such claims and there is no assurance that the Company's general liability coverage would cover such claims. To date the Company has not been subject to any material claims by customers of licensees.

Employees
As of March 31, 1997, the Company employed 21 full-time persons. Two are in senior management, 17 in marketing, sales and customer support, one in rating and auditing, and one in accounting and administration. The Company employs part-time personnel from time to time and uses outside contractors for various marketing and rating services. None of the Company's employees is represented by a collective bargaining arrangement and the Company has experienced no work stoppages. The Company considers its relations with employees to be favorable.

The Company's future success will depend in large measure upon the continued contributions of its President and CEO, James Stein and the Company's ability to attract and retain quality sales personnel. The Company experiences competition for qualified telemarketing and sales personnel who are in demand by many competitors, many with more resources than the Company. The loss of the services of Mr. Stein could have a material adverse effect on the Company's business. The Company has a $500,000 "key man" insurance policy on Mr. Stein.

Item 2. Management's Discussion and Analysis or Plan of Operation.

Overview
The Company's revenues are generated primarily from research and rating fees paid by new and renewal businesses, license fees from qualified applicants and renewals and from the sale of information products and services. The Company from time to time provides discounts, incentives from basic pricing and may provide satisfaction guarantees to first time applicants and also from time to time extends payment terms on the annual license fee.


License fees are recognized when material services or conditions relating to the certification have been performed. The material services are the delivery of certification materials and manuals along with an orientation and the material condition is the execution of the license agreement specifying the conditions and limitation on using the certification. The Company currently charges businesses $995 and up for use of the certification which must be renewed each year.

Research and rating fee revenue is deferred until the research report is delivered. The basic research and rating price is $470. The Company currently offers a $400 promotional discount to new applicants. For most licensees the research covers a two year period and the Company charges $70 for mid-term ratings. Approximately 70% of applicants successfully pass the Company's research and rating requirements and are eligible for certification and more than 90% of eligible applicants license the certification. More than 90% of renewal applicants pass subsequent ratings. The Company provides reserves for any satisfaction guarantees. Sales of information materials and other services are recognized as materials are delivered or shipped or services rendered.

Commencing in January 1995, the Company changed the third-party research portion of its licensee qualifications from qualifying an applicant for a one year period to a two year period. Accordingly, certain direct customer rating costs incurred for the rating are deferred to coincide with second year renewals with 60% expensed in the month incurred and the balance of 40% amortized at the twelve month license renewal. Such percentages reflect the Company's renewal experience and are subject to modification in the future based on experience.

Costs incurred in printing and distributing the Company's Consumer ValueStar Report publication published in January and July are capitalized and amortized over six months, the life of the publication and the period during which it is distributed to consumers.. Related revenues are deferred and amortized over six months. As a result of the current publication schedule, generally there are no deferred publication costs at each fiscal year end of June 30.


Effective July 1, 1994, with the adoption by the Company of Statement of Position No. 93-7 (SOP 93-7), Reporting on Advertising Costs, certain customer acquisition costs are deferred and amortized over a twelve month period on a straight-line method starting in the month incurred. These costs, which relate directly to targeted new licensee solicitations, primarily include targeted direct-response advertising programs consisting of telephone sales, printing and mailing costs. No indirect costs are included in deferred customer acquisition costs. Costs incurred for other than specific targeted customers, including general marketing and customer support expenses, are expensed as incurred.

Effective January 1, 1997, the Company modified new licensee solicitation primarily to telephone sales targeted directly and specifically to direct revenue-generating responses. No change was made to the amortization period. Any direct mail, advertising or costs associated with supporting telemarketing or generating leads and other general marketing expenses, are expensed as incurred.

The net effect of capitalizing and amortizing deferred costs was a reduction in costs and expenses of $116,310 and $79,092 for the nine months ended March 31, 1997 and 1996, respectively and $73,336 and $59,830 for the fiscal years ended June 30, 1996 and 1995, respectively.

The Company estimates new licensees have an average life exceeding four years. Since the Company's annual licensee renewal rate has averaged more than 75% during the last three fiscal years and renewals provide margin in excess of renewal costs, the Company believes deferred costs will be realized from future operations. Deferred costs are periodically evaluated to determine if adjustments for impairment are necessary.

Since inception the Company has been growing and developing its business and has incurred losses in each year since inception and at March 31, 1997 had an accumulated deficit of $3,521,752. There can be no assurance of future profitability.


Effect of Growth in New Licensees and License Renewals
Since a considerable portion of the Company's operations are engaged towards the solicitation of new service and professional business applicants in order to expand the base of licensees, the Company incurs substantial costs towards this activity. Currently the Company is only deferring direct telephone sales costs and amortizing them over twelve months.

The Company's renewal licensees contribute higher gross margins than new applicants due to reduced sales costs. Also a growing and larger base of licensees reduces the costs (relative to revenues) associated with printing and distributing the Company's Consumer ValueStar Report, maintaining the
ValueStar.com Internet site, providing voice-text services and other customer support expenses. The marginal costs of including more licensees in these media is minimal compared to the base printing, distribution and maintenance costs.

The Company believes as a market territory matures and the Company has a larger base of licensees then many fixed and indirect costs will decline as a percentage of revenues. The Company's operations require that it achieve a critical mass of licensees sufficient to cover general management, overhead and indirect costs of operations. Management estimates based on the current cost structure that this critical mass is approximately 900 licensees. There can be no assurance the Company can achieve this level of licensees and thereafter, if achieved, operations can be impacted by changes in the cost structure and growth rates (due to the lower margins associated with first year licensees).

The following table illustrates the changes in licensees and renewal rates for the nine months ended March 31, 1997 and for the fiscal years ended June 30, 1996 and 1995.

                                   Nine Months Ended  Fiscal Year Ended June 30,
                                   March 31, 1997           1996     1995

Licensees - beginning of period          319                158      140
Licensees up for renewal                (201)              (158)    (140)
Renewals                                 155                123      119
Renewal Percentage                        77%                78%      85%
New licensees                            379                206       44
Adjustments(1)                            (4)               (10)      (5)
Licensees - end of period                648                319      158

         (1) Non passing renewals, out-of-period renewals and terminations

At March 31, 1997 the Company had 315 (275 new and 40 renewal) prospective licensees in the application and rating phase. Generally there is a 60 day period between the initial signup of an applicant and the execution of a license agreement for successful applicants. Based on management's experience, these 315 prospective licensees are expected to represent approximately $350,000 of revenues that should be recognized in the fourth fiscal quarter (generally analogous to backlog).

Effective January 1, 1997 the Company changed its new business marketing focus to telephone sales from a field sales force. Initial response has resulted in a significant increase in applicants for ratings and reduced unit sales costs. During the third fiscal quarter ended March 31, 1997, 352 businesses applied to be rated versus 241 for the comparable quarter of the prior year (when a direct sales force was the major marketing component).

Results of Operations
Revenues. Revenues consist of license fees from new and renewal business licensees, rating fees from new and renewal business applicants, sale proceeds from information materials and premium listings, and other ancillary revenues. The Company reported total revenues of $410,269 for the fiscal year ended June 30, 1996, a 65% increase over fiscal 1995 revenues of $248,776. Revenues for the nine months ended March 31, 1997 were $578,175 a 129% increase over revenues of $252,501 for the comparable period of fiscal 1996. During the fiscal year ended June 30, 1996 license fees accounted for 74% of revenue (62% for the prior year) and for the nine months ended March 31, 1997 license fees accounted for 72% of revenues (68% prior comparable period). The growth in revenues is the result of improved new sales velocity and the impact of a larger base of renewals.


In January 1995 the Company changed to a two year rating period which over time reduces costs of sales. During fiscal 1996 and the first half of fiscal 1997 the Company experimented with various direct mail and direct sales methods.
Effective January 1, 1997 the Company changed from a field sales force to telephone sales to obtain new rating applicants. The Company believes, based on its over 75% renewal rate, that investments in new licensees will contribute to greater recurring revenues in future periods. At March 31, 1997 the Company had 315 applicants in various stages of rating, effectively a (anticipated revenue) backlog estimated at $350,000 to be recognized in the fourth fiscal quarter ending June 30, 1997 from license fees. Primarily as a result of this anticipated revenue, management believes, but there can be no assurance, that the fourth quarter will be a record revenue quarter exceeding $450,000compared to $157,768 for the fourth quarter of the prior year. This anticipated result is due, in part, to improved telephone sales and a growing mass of renewing licensees.


Cost of Revenues. Cost of revenues consist primarily of rating costs paid to third parties for performing customer satisfaction research on business applicants, in-house staffing and costs related to auditing and rating of applicants and costs of information products and licensing materials. Certain direct customer rating costs are deferred with 60% expensed in the month incurred and the balance of 40% amortized at the twelve month license renewal. At March 31, 1997, $114,447 was deferred to be applied in future periods not exceeding twelve months. Cost of revenues represented 45% of sales in fiscal 1996, an increase from the 34% incurred in 1995. During fiscal 1996, the Company expanded its audit and rating staff to handle increased volume. Also during fiscal 1996 the Company increased its use of rating discounts to attract new licensees, thereby reducing revenues from first year licensees. For the nine months ended March 31, 1997 costs of revenues were 47% of revenues compared to 39% for the comparable prior period. The increase results from early year price increases for third party rating. Commencing approximately November, 1996 the Company made internal changes to make ratings more efficient and arranged for improved third party pricing with the goal of reducing future rating costs. Management anticipates that cost of revenues should decline as a percentage of revenues in future periods resulting from such changes and revenue growth.

Selling and Marketing Expenses and Customer Support Expenses. Marketing and selling costs in fiscal 1996 aggregated $643,334 compared to $130,539 in fiscal 1995. At the end of fiscal 1995 the Company had 3 sales and marketing personnel which increased to 17 at the end of fiscal 1996. Marketing and sales personnel costs increased to $365,000 in fiscal 1996, $301,000 more than fiscal 1995. This included the addition of a sales manager and significant increases in direct sales personnel.

Included in marketing and selling expenses in fiscal 1996 and 1995 are customer support expenses consisting primarily of printing and distribution costs of the Company's Consumer ValueStar Report publication targeted at consumers. Printing and distribution costs increased from $20,000 in fiscal 1995 to $129,000 in fiscal 1996 from increased quantities and broader distribution. Other customer support expenses associated with expanding awareness of ValueStar Certified increased from $31,000 in fiscal 1995 to $74,000 in fiscal 1996. During fiscal 1996 the Company expended $26,000 developing and supporting its voice-text services whereas in fiscal 1995 the Company expended $8,000.

For the nine months ended March 31, 1997 the Company expanded its income statement classification to segregate customer support expenses as a separate category due to the increased level of expenditures and a significant paid media effort targeted at consumers to increase awareness of ValueStar's program for the benefit of licensees. Selling and marketing expenses for the nine months ended March 31, 1997 were $697,358 compared to $295,496 for the comparable prior period. The $401,862 increase included a $321,000 increase in personnel costs to $565,000 due to increased staffing and the addition of one senior marketing manager. Direct mail costs increased by $83,500 to $100,800 due to significant increases in business awareness mailings which are expensed as incurred.

Customer support expenses consist of costs associated with supporting licensees efforts to raise awareness of ValueStar Certified and the ValueStar program. These expenditures are not required by the Company's license agreements but tend to enhance consumer awareness to benefit licensees. Customer support expenses for the nine months ended March 31, 1997 were $494,289 or 85% of revenues compared to $89,827 for the nine months ended March 31, 1996, an increase of $404,462. Expenses associated with the publication and distribution of the Consumer ValueStar Report were $173,600 during the nine months ended March 31, 1997 compared to $68,000 in the prior period, an increase of $105,600 due primarily to increased units and expanded pages. During the nine months ended March 31, 1997 the Company expended $189,000 on paid advertising targeted at supporting licensees by expanding consumer awareness of

ValueStar Certified. No paid advertising was employed in the prior year. In fiscal 1997 the Company added a full-time public relations manager and expended $107,000 on public relations, communications and events targeted at supporting licensees. This compares to $10,000 for the prior nine month period. And during the nine months ended March 31, 1997 the Company expended $24,000 supporting licensee awareness through voice-text and Internet listings compared to $5,000 in 1996.

Sales and marketing expenses and customer support expenses are subject to significant variability based on decisions regarding the timing and size of distribution of Consumer ValueStar Report and decisions regarding direct mail activities, paid advertising, public relations and market awareness efforts. The Company anticipates continuing to make significant expenditures in customer support as the Company supports a growing licensee base but anticipates a decreasing percentage of revenues as revenues grow.

General and Administrative Expenses. General and administrative expenses consist primarily of expenses for finance, office operations, administration and general management activities, including legal, accounting and other professional fees. They totaled $330,421 for fiscal 1996 compared to $196,763 for fiscal 1995. The major increases included a $37,000 increase in personnel costs due to additional personnel, a $66,000 increase in occupancy related costs primarily due to expanded space and telephone expenses, and a $30,000 increase in corporate costs including legal and accounting. As most of the Company's efforts are in sales and marketing and customer support, the Company does not anticipate as large of increases in general and administrative costs as in other costs as revenues increase. For the nine months ended March 31, 1997 general and administrative costs were $354,707 compared to $209,326 for the comparable prior period. The major increases include a $40,000 increase in personnel costs to $128,000 due to additional personnel, a $60,000 increase in occupancy related costs to $125,000 including expanded space and telephone expenses, and a $10,000 increase in corporate costs to $31,000.

To date development expenses associated with the design, development and testing of the Company's programs and services have not been material and are included in sales and marketing or general and administrative expenses (if performed by executive management). In the future, as the Company develops new programs or services, it anticipates that it may segregate development expenses as an expense category.


The Company had a loss of $759,328 in fiscal 1996 compared to a loss of $598,671 in fiscal 1995 which included a $428,750 non-cash expense related to the release of escrow shares. The net loss for the nine months ended March 31, 1997 was $1,242,084 compared to $446,664 for the nine months ended March 31, 1996. The increased loss resulted primarily from increased selling and marketing and customer support expenses targeted at growing the Company's program. The Company anticipates it will continue to experience operating losses until it achieves a mass base of renewing licensees as it pursues aggressive growth in new licensees. Achievement of positive operating results will require obtaining a sufficient base of licensees and renewal licensees to support operating and corporate costs. There can be no assurance the Company can sustain renewal rates or achieve a profitable base of operations.

Liquidity and Capital Resources
Since the Company commenced operations it has had significant negative cash flow from operating activities. The negative cash flow from operating activities was $722,518 for the fiscal year ended June 30, 1996, and $212,423 for the fiscal year ended June 30, 1995. At June 30, 1996 the Company had working capital of $277,681. For the nine months ended March 31, 1997 negative cash flow from operating activities was $1,163,390 due to the heavy investment in licensee growth and support. Working capital at March 31, 1997 was a deficit of $167,211. Included in working capital was net accounts receivable of $93,020 representing approximately 62 days of revenues and an annual turnover ratio based on total revenues of approximately 5.8 which management believes reasonable based on the nature of the Company's business. The Company has not experienced and does not anticipate any significant accounts receivable recoverability problems.


The Company has financed its operations primarily through the sale of common equity and shareholder loans subsequently converted to common stock which combined provided $1,439,200 during fiscal 1995 and 1996. During this same period $934,941 of cash was used in operating activities, $39,839 for capital expenditures and $48,600 to reduce shareholder loans. During the two year period cash increased from $12,888 to $454,809. For the nine months ended March 31, 1997 the Company obtained $790,000 from the sale of common equity and $100,000 from short-term notes renegotiated with a maturity of September 30, 1998. During this period $1,163,390 of cash was used in operating activities and $17,565 for capital expenditures.

Other than cash on hand of $163,854 at March 31, 1997 and accounts receivable of $203,994, the Company has no material unused sources of liquidity at this time and the Company expects to incur additional but reduced operating losses in future fiscal quarters as a result of continued operations and planned investments in licensee growth. The timing and amounts of these expenditures and the extent of operating losses will depend on many factors, some of which are beyond the Company's control. At March 31, 1997, based on management's experience, the 315 prospective licensees in various stages of rating are expected to represent approximately $350,000 of revenues that should be recognized in the fourth fiscal quarter. New and renewal sales in April, 1997 should also be recognized in the fourth quarter bringing management's fourth quarter revenue estimate to over $400,000 with no significant changes in fixed operating costs.

On June 30, 1997 the Company completed the sale of $200,000 of equity financing to supplement its working capital and fund growth in licensees.


The Company believes, but there can be no assurance, given the above sources of liquidity and the combination of anticipated renewal revenues, expanded new sales efforts and licensee growth, that it will require approximately $300,000 of additional funding for the next twelve months. However should actual results differ significantly from management's plans, then the Company may require substantially greater additional operating funds. There can be no assurance that additional funding will be available or on what terms. Potential sources of such funds include shareholder and other debt financing or additional equity offerings. In such an event without additional funding the Company will be required to curtail or scale back staffing and operations in more reliance on higher profitable renewals and limit new licensee growth.

The Company intends to expand operations beyond the greater Bay and Sacramento areas in the future, however any significant expansion will require additional funds. Potential sources of any such funds may include shareholder and other debt financing or additional offerings of the Company's equity securities. There can be no assurance that any funds will be available from these or other potential sources.


Tax Loss Carryforwards
As of June 30, 1996, the Company had approximately $1,800,000 of tax loss carryforwards. A valuation allowance has been recorded for the net deferred tax asset of $700,000 arising primarily from tax loss carryforwards because, in the Company's assessment, it is more likely than not that the deferred tax asset will not be realized.

New Accounting Pronouncements
The Financial Accounting Standards Board has recently issued Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets" and SFAS No. 123, "Accounting for Stock Based
Compensation." SFAS No. 121 requires that long-lived assets and certain identifiable intangibles be reported at the lower of the carrying amount or their estimated recoverable amount. The adoption of this statement in the first quarter of fiscal 1997 by the Company did not have an impact on the financial statements.

SFAS No. 123 encourages the accounting for stock-based employee compensation programs to be reported within the financial statements on a fair value based method. If the fair value based method is not adopted, then the statement requires pro-forma disclosure of net income and earnings per share as if the fair value based method had been adopted. While the Company is evaluating the impact of the pronouncement, it expects to continue to account for stock options utilizing the "intrinsic value based method" as is allowed by the statement and therefore does not expect SFAS No. 123 to have a material impact on its financial position, results of operations and cash flows.

Business Risks
This  registration  statement  contains a number of  forward-looking  statements which reflect the Company's current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties, including those discussed below, that could cause actual results to differ materially from historical results or those anticipated. In this report, the words "anticipates," "believes," "expects," "intends," "future" and similar expressions identify forward-looking statements. Readers are cautioned to consider the specific risk factors described below and not to place undue reliance on the forward-looking statements contained herein, which speak only as of the date hereof. The Company undertakes no obligation to publicly revise these forward-looking statements, to reflect events or circumstances that may arise after the date hereof.

Absence of Profitable Operations and Possible Insufficiency of Capital - The Company has incurred significant operating losses since inception. The Company incurred an operating loss of $750,078 for the fiscal year ended June 30, 1996 and $1,237,084 for the nine months ended March 31, 1997. The Company has had limited financial results upon which investors may base an assessment of its potential. There can be no assurance profitable operations can be achieved or that additional capital will not be required.


Possible Inability to Continue as a Going Concern - The Company has suffered recurring losses from operations. This factor, in combination with (i) reliance upon debt and equity financing to fund losses from operations and cash flow deficits, (ii) material net losses and cash flow deficits from operations and
(iv) the possibility that the Company may be unable to meet its debts as they come due, raise doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern is dependent upon obtaining additional capital and ultimately achieving and maintaining profitable operations, as to which no assurance can be given.


Competition and Technological Change - The possibility exists that a business rating service and certification mark similar to or competitive with that of the Company will be developed. It is also possible that future competition will try to duplicate the Company's concept. The Company could face head-on competition from vastly larger and better financed companies with the means to launch a high-impact campaign locally or nationally. Technological changes in the manner of selecting service businesses and communicating information to consumers could also have a negative impact on the Company's business. As a provider of consumer information through the Internet and various media the Company will be required to adapt to new and changing technologies. There can be no assurance that the Company's services will remain viable or competitive in face of technological change.

Dependence on Officers and Directors - The Company is substantially dependent upon the experience and knowledge of its officers and directors. The loss to the Company of such persons, particularly Mr. James Stein, could be detrimental to the Company's development, especially since it may not have the funds to hire management personnel with the requisite expertise.

Managing a Growing and Changing Business - The Company continues to experience changes in its operations resulting from expansion of its business and other factors which has and may place demands on its administrative, operational and financial resources. The Company's future performance will depend in part on its ability to manage growth and to adapt its administrative, operational and financial control systems to the needs of an expanding entity. The failure of management to anticipate, respond to and manage changing business conditions could have a material adverse effect on the Company's business and results of operations.

Government Regulation and Legal Uncertainties - The Company is not currently subject to direct regulation other than federal and state regulation applicable to businesses generally. The Company may also be subject to uninsured claims by consumers for actions of licensees or other claims incident to its business operations.

Stock Trading Risks and Uncertainties - See Part II - Item 1 "Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters.

Item 7. Certain Relationships and Related Transactions.

Since the Company became active upon entering into the Agreement and Plan of Reorganization dated June 27, 1992 with ValueStar, Inc., there have been no reportable transactions or series of transactions involving more than $60,000 between the Company and any current executive officer, director, promoter, 5% beneficial owner of the Company's Common Shares or any member of the immediate family of any of the foregoing in which one or more of the foregoing individuals or entities has a material interest, except as follows.

In connection with the acquisition of ValueStar, Inc. 9,350,000 outstanding common shares of the Company were canceled by then controlling shareholders leaving 650,000 common shares issued and outstanding. A total of 1,225,000 common shares were issued to James Stein for 100% of the outstanding shares of ValueStar, Inc. and an additional 187,500 common shares were issued to James Stein for cash with the $75,000 proceeds used to retire a loan obligation of ValueStar, Inc., such loan being repaid to Mr. Stein's mother-in-law.

The 1,225,000 shares issued to Mr. Stein were made subject to the terms of an Share Escrow Agreement dated June 27, 1992 providing earnout provisions based on formulas of future gross revenues and pretax profits or otherwise released by affirmative action of a majority of disinterested shareholders. On July 20, 1995 in compliance with the provisions of the agreement, the shareholders approved the release of 1,225,000 shares (200,000 of which were already releasable under the earnout provisions of the agreement) thereby terminating the agreement. In connection with the termination of the escrow agreement, Mr. Stein entered into a Lockup Agreement dated July 20, 1995 with respect to 1,025,000 shares providing for no sale of the shares until the earliest of (a) July 20, 1998 (b) or upon the achievement and certification by a resolution of the Board of Directors that the Company has been profitable, in accordance with generally accepted accounting principles, for two consecutive fiscal quarters.

Certain of the Company's shareholders, including officers and directors, have from time to time, provided short-term interest bearing advances to the Company. At March 31, 1997 no such advances were outstanding, however the Company owed $50,000 on a 12% subordinated note due to the spouse of a director and $50,000 on the same terms to an unrelated party.


Certain conflicts of interest may arise between the Company and its directors due to the fact that they have other employment or business interests to which they devote attention and they are expected to continue to do so. The Company has not established policies or procedures for the resolution of current or potential conflicts of interest between the Company and its management, management-affiliated entities, 5% beneficial owners, promoters or any of their immediate family, except that all transactions by the Company with such persons are required to be approved by the Board of Directors of the Company. There can be no assurance that members of management will resolve all conflicts of interest in the Company's favor. The officers and directors are accountable to the Company as fiduciaries, which means that they are legally obligated to exercise good faith and integrity in handling the Company's affairs. Failure by them to conduct the Company's business in its best interests may result in liability to them. The Company's Articles of Incorporation provide that directors have the right to contract with the Company if any financial interest is disclosed or the transaction is fair and reasonable to the Company.



                                     Part II

Item 3. Changes In and Disagreements With Accountants


On July 25, 1997 the Company engaged Moss Adams LLP to serve as the Company's independent accountants to report on the fiscal year ended June 30, 1997. The firm of Mohler, Nixon & Williams had reported on the Company's financial statements for the fiscal years ended June 30, 1996 and 1995. The change of independent accountants for the latest fiscal year was initiated and made by the Board of Directors. The report of the former accountants for the prior two fiscal years did not contain an adverse or disclaimer opinion but included a modifying paragraph describing that the statements were prepared assuming a going concern. There were no disagreements on any matters of accounting principle or practices, financial statement disclosures, or auditing scope or procedure with the former accountants in connection with the audit of fiscal 1995 and 1996 nor through July 25, 1997, which disagreements, if not resolved to the auditing firm's satisfaction, would have caused them to make reference in such firm's report on the subject matter of such disagreement. The Company did not consult the new firm on any application of accounting principles or the type of audit opinion that might be rendered.


Item 4. Recent Sales of Unregistered Securities.

During the past three years, the Company issued and sold securities not registered under the Securities Act of 1933, as amended (the "Act"), as described below.

(1) On June 30, 1994, the Company issued 1,000,000 shares of its Common Stock, valued at $.35 per share, to four of its shareholders upon cancellation of an aggregate of $350,000 in cash demand loans made by such shareholders to the Company. The issuances were exempt by reason of Rule 903 of Regulation S promulgated under the Act and Section 4(2) of the Act.

(2) On May 16, 1995, the Company issued and sold 171,429 shares of its Common Stock at a price of between $0.20 and $0.35 per share to three of its shareholders for an aggregate cash consideration of $45,000. The issuances and sales were exempt by reason of Section 4(2) of the Act.

(3) On June 30, 1995, the Company issued 193,143 shares of its Common Stock, valued at $0.35 per share, to three of its shareholders upon cancellation of an aggregate of $67,600 in cash demand loans made by such shareholders to the Company, and also issued and sold 285,714 shares of its Common Stock at a price of $0.35 per share to two of its shareholders for an aggregate cash consideration of $100,000. The issuances were exempt by reason of Rule 903 of Regulation S promulgated under the Act and Section 4(2) of the Act.

(4) On August 11, 1995, the Company issued and sold 110,000 shares of its Common Stock at a price of $0.35 per share to one of its shareholders and two investors for an aggregate cash consideration of $38,500. The issuances and sales were exempt by reason of Rule 903 of Regulation S promulgated under the Act and
Section 4(2) of the Act.

(5) On December 11, 1995, the Company issued and sold 200,000 shares of its Common Stock at a price of $0.35 per share to one director for an aggregate cash consideration of $70,000. The issuance and sale was exempt by reason of Section 4(2) of the Act.

(6) Between December 1995 and March 1996, the Company offered and sold 1,000,000 shares of Common Stock at a price of $0.50 per share to 18 investors (including two directors), three of such investors of whom were not accredited investors. The aggregate cash consideration to the Company was $500,000. The offers and sales were exempt by reason of Rule 505 of Regulation D promulgated under the Act.

(7) On March 6, 1996, the Company issued 136,200 shares of its Common Stock, valued at $0.50 per share, to two of its shareholders and one director upon cancellation of an aggregate of $68,100 in cash demand loans made by such shareholders and director to the Company. The issuances were exempt by reason of Rule 903 of Regulation S promulgated under the Act and Section 4(2) of the Act.

(8) On April 25, 1996, the Company issued and sold 100,000 shares of its Common Stock at a price of $0.50 per share to two investors for an aggregate cash consideration of $50,000. The issuances and sales were exempt by reason of Rule 903 of Regulation S promulgated under the Act.

(9) In June 1996, the Company issued and sold 666,666 shares of its Common Stock at a price of $0.75 per share to one investor for an aggregate cash consideration of $500,000. The issuance and sale was exempt by reason of Section 4(2) of the Act.


(10) On June 28, 1996, the Company issued 66,666 shares of its Common Stock to an investor for consulting services rendered to the Company throughout Fiscal 1996 that included structuring and advising on the Company's various capital raising transactions. The board of directors determined the value of the services at $50,000 or $0.75 per share. The issuance was exempt by reason of
Section 4(2) of the Act.


(11) Between October 1996 and March 1997, the Company offered and sold 1,000,000 shares of Common Stock at a price of $0.75 per share to 12 investors (including three directors and four shareholders), three of whom were not accredited investors. The aggregate cash consideration to the Company was $750,000. The offers and sales were exempt by reason of Rule 505 of Regulation D promulgated under the Act.

(12) On March 14, 1997, the Company issued 43,195 shares of its Common Stock, valued at $0.75 per share, to four of its shareholders and one director upon cancellation of an aggregate of $32,396 in accrued and unpaid interest on prior cash demand loans made by such shareholders and director to the Company. The issuances were exempt by reason of Section 4(2) of the Act.

(13) On March 21, 1997, the Company issued 2,900 shares of its Common Stock, valued at $0.75 per share, to 29 of its non-executive employees pursuant to the Company's 1997 Employee Stock Compensation Plan. The shares were awarded to such employees for services rendered to the Company. The issuances were exempt by reason of Rule 701 promulgated under Section 3(b) of the Act.

(14) On March 31, 1997, the Company issued to two investors warrants to purchase an aggregate of 10,000 shares of Common Stock at an exercise price of $0.75 per share through September 30, 1998 and promissory notes due September 30, 1998 in the aggregate principal amount of $100,000 in exchange for prior cash demand loans of $100,000. The issuances were exempt by reason of Section 4(2) under the Act.

(16) On April 4, 1997, the Company issued and sold 53,333 shares of its Common Stock at a price of $0.75 per share to a director for an aggregate cash consideration of $40,000. The issuance and sale was exempt by reason of Section 4(2) of the Act.

(17) On April 30, 1997, the Company issued to five investors warrants to purchase an aggregate of 150,000 shares of Common Stock at an exercise price of $0.75 per share through April 30, 2002 in connection with consulting services. The issuances were exempt by reason of Section 4(2) under the Act.


(18) On June 30, 1997, the Company issued 200,000 shares of its Common Stock and warrants to purchase 200,000 shares at $1.25 per share, to three of its shareholders for cash of $200,000 or $1.00 per unit. The issuances were exempt by reason of Rule 903 of Regulation S promulgated under the Act and Section 4(2) of the Act.


In all of the transactions described above, (i) the Company obtained a signed representation from each person to whom the securities were issued, other than from employees awarded shares under the 1997 Employee Stock Compensation Plan, that such person was a sophisticated investor, (ii) each certificate representing the securities issued contains a legend indicating that the securities represented thereby cannot be sold without registration or an opinion of counsel that registration is not required, (iii) a stop transfer was entered on the transfer agents records with respect to the shares, and (iv) the securities were sold by officers and directors of the Company without the assistance of any underwriter and without the payment of any sales commissions.

In respect for each transaction for which an exemption from registration is claimed under Section 4(2) of the Act or Rule 505 of Regulation D promulgated under the Act, the Company also obtained a signed representation from each person to whom securities were issued, except as noted, of such person's intent to acquire the securities for investment and not with a view to distribution thereof and that such person was an accredited investor within the meaning of Regulation D. In addition, in all transactions for which an exemption from registration is claimed under Rule 903 of Regulation S promulgated under the Act, (i) the Company obtained a signed representation from each person to whom securities were issued that such person was not a U.S. person within the meaning of Regulation S and was not acquiring such securities for the account or benefit of a U.S. person, (ii) each certificate representing the securities so issued contains a legend indicating that transfer of the securities represented thereby is prohibited except in accordance with Regulation S, and (iii) the Company believes that it complied with the other provisions of Regulation S in respect of such Regulation S transactions.


                                    Part F/S

                          INDEX TO FINANCIAL STATEMENTS

The following is an index of the consolidated financial statements that follow immediately after this index to financial statements:

                                                                        Page
                                                                        ----
         Independent Accountants' Report                                 F-2
         Consolidated Balance Sheets as of June 30, 1996 and 1995        F-3
         Consolidated Statements of Operations for the years             F-4
           ended June 30, 1996 and 1995
         Consolidated Statements of Stockholders' Equity for             F-5
           the years ended June 30, 1996 and 1995
         Consolidated Statements of Cash Flows for the years             F-6
           ended June 30, 1996 and 1995
         Notes to Consolidated Financial Statements                      F-7

         Consolidated Balance Sheets as of March 31, 1997 and
           June 30, 1996 (unaudited)                                     F-15
         Consolidated Statements of Operations for the nine
           months ended March 31, 1997 and 1996 (unaudited)              F-16
         Consolidated Statements of Cash Flows for the nine
           months ended March 31, 1997 and 1996 (unaudited)              F-17
         Notes to Interim Consolidated Financial Statements              F-18

                              VALUESTAR CORPORATION

                        CONSOLIDATED FINANCIAL STATEMENTS

                             JUNE 30, 1996 AND 1995
                             ----------------------

To the Board of Directors
and Shareholders of
ValueStar Corporation

                         INDEPENDENT ACCOUNTANTS' REPORT
                         -------------------------------

         We have audited the accompanying consolidated balance sheets of ValueStar Corporation as of June 30, 1996 and 1995, and the related consolidated statements of operations, shareholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of ValueStar Corporation as of June 30, 1996 and 1995, and the results of its operations, shareholders' equity and cash flows for the years then ended in conformity with generally accepted accounting principles.

         The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has incurred losses from operations, and has relied on the sale of its common stock, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.



                                     /s/ MOHLER, NIXON & WILLIAMS
                                     MOHLER, NIXON & WILLIAMS
                                     Accountancy Corporation
Campbell, California
August 23, 1996

VALUESTAR CORPORATION
Consolidated balance sheets as of June 30,
--------------------------------------------------------------------------------
                                                           1996         1995
--------------------------------------------------------------------------------

Assets

Cash and cash equivalents                             $   454,809   $    12,977
Accounts receivable, net                                   93,020        27,154
Employee receivables                                        6,900           500
Inventories                                                15,330         9,469
Prepaid expenses and other                                  3,108         3,543
--------------------------------------------------------------------------------

Total current assets                                      573,167        53,643

Deferred costs                                            133,166        59,830
Property, equipment and intangible assets, net             46,347        12,274
--------------------------------------------------------------------------------

Total assets                                          $   752,680   $   125,747
================================================================================

Liabilities and shareholders' equity

Notes payable to shareholders                                       $    23,600
Accounts payable                                      $   157,528        43,401
Other accrued expenses                                     87,219        53,844
Deferred revenue                                           50,739        14,980
--------------------------------------------------------------------------------

Total current liabilities                                 295,486       135,825
--------------------------------------------------------------------------------

Total liabilities                                         295,486       135,825
--------------------------------------------------------------------------------

Common stock - par value $.00025;
     20,000,000 shares authorized;
     7,026,818 and 4,747,286 shares
     issued and outstanding at
     June 30, 1996 and 1995,
     respectively                                           1,757         1,186
Paid in capital                                         2,735,105     1,509,076
Accumulated deficit                                    (2,279,668)   (1,520,340)
--------------------------------------------------------------------------------

Total shareholders' equity (deficit)                      457,194       (10,078)
--------------------------------------------------------------------------------

Total liabilities and shareholders' equity (deficit)  $   752,680   $   125,747
================================================================================


See independent accountants' report and accompanying notes to consolidated financial statements.

VALUESTAR CORPORATION
Consolidated statements of operations for the years ended June 30,
--------------------------------------------------------------------------------
                                                       1996             1995
--------------------------------------------------------------------------------

Net sales                                          $   410,269      $   248,776

Cost of sales                                          186,592           83,710
--------------------------------------------------------------------------------

Gross profit                                           223,677          165,066

Marketing and selling                                  643,334          130,539
General and administrative                             330,421          196,763
--------------------------------------------------------------------------------

Total operating expenses                               973,755          327,302
--------------------------------------------------------------------------------

Loss from operations                                  (750,078)        (162,236)

Non-cash expense related to release of
  escrow shares                                           --           (428,750)
Interest expense                                        (4,099)          (8,790)
Other expense                                           (5,151)            (611)
Other income                                                              1,716
--------------------------------------------------------------------------------

Net loss                                           $  (759,328)     $  (598,671)
================================================================================

Net loss per share                                 ($     0.14)     ($     0.14)
================================================================================

Weighted average number of shares                    5,432,615        4,131,755
================================================================================

See independent accountants' report and accompanying notes to consolidated financial statements.


VALUESTAR CORPORATION
Consolidated statements of shareholders' equity for the years ended June 30, 1996 and 1995
-------------------------------------------------------------------------------------------------------------------


                                         Common stock
                                         ----------------------------                                   Total
                                                            Par          Paid in      Accumulated    shareholders'
                                           Shares          amount        capital        deficit    equity (deficit)
-------------------------------------------------------------------------------------------------------------------
June 30, 1994                              4,097,000    $     1,024    $   867,888   $  (921,669)   $   (52,757)

Sale of stock at $0.20
   per share                                 100,000             25         19,975                       20,000
Sale of stock at $0.35
   per share                                 357,143             89        124,911                      125,000
Conversion of debt to
   stock at $0.35 per share                  193,143             48         67,552                       67,600
Expense related to release of
  escrow shares                                 --             --          428,750
Net loss                                                                                (598,671)      (598,671)
-------------------------------------------------------------------------------------------------------------------

June 30, 1995                              4,747,286          1,186      1,509,076    (1,520,340)       (10,078)
-------------------------------------------------------------------------------------------------------------------

Sale of stock at $0.35
   per share                                 310,000             77        108,423                      108,500
Sale of stock at $0.50
   per share                               1,100,000            275        549,725                      550,000
Conversion of debt to
   stock at $0.50 per share                  136,200             34         68,066                       68,100
Sale of 666,666 shares of stock at
   $0.75 per share, plus 66,666 shares
   issued for net offering costs             733,332            185        499,815                      500,000
Net loss                                                                                (759,328)      (759,328)
-------------------------------------------------------------------------------------------------------------------

June 30, 1996                              7,026,818    $     1,757    $ 2,735,105   $(2,279,668)   $   457,194
===================================================================================================================

See independent accountants' report and accompanying notes to consolidated financial statements.

VALUESTAR CORPORATION
Consolidated statements of cash flows for the years ended June 30,

--------------------------------------------------------------------------------
                                                         1996            1995
--------------------------------------------------------------------------------

Cash flows from operating activities:
        Net loss                                     $  (759,328)   $  (598,671)
        Adjustments to reconcile net loss to net
        cash used by operating activities:
           Depreciation and amortization                   4,577          3,064
           Increase (decrease) in bad debt allowance        (207)         7,000
           Non-cash expense related to release of
             of escrow shares                               --          428,750
           Changes in assets and liabilities:
                   Accounts receivable                   (65,659)       (15,247)
                   Employee receivable                    (6,400)           128
                   Inventories                            (5,861)        (7,857)
                   Prepaid expenses and other                435         (1,171)
                   Deferred costs                        (73,336)       (59,830)
                   Accounts payable                      114,127          2,184
                   Other accrued expenses                 33,375         32,623
                   Deferred revenue                       35,759         (3,396)
Net cash used by operations                             (722,518)      (212,423)
--------------------------------------------------------------------------------

Cash flows from investing activities:
        Capital expenditures                             (38,650)        (1,189)
--------------------------------------------------------------------------------

Net cash used by investing activities                    (38,650)        (1,189)
--------------------------------------------------------------------------------

Cash flows from financing activities:
        Proceeds from sale of capital stock            1,158,500        145,000
        Proceeds from debt                                68,100        106,500
        Repayment of debt                                (23,600)       (25,000)
--------------------------------------------------------------------------------

Net cash provided by financing activities              1,203,000        226,500
--------------------------------------------------------------------------------

Net increase in cash and cash equivalents                441,832         12,888
Cash and cash equivalents at beginning of year            12,977             89
--------------------------------------------------------------------------------

Cash and cash equivalents at end of year             $   454,809    $    12,977
================================================================================


Supplemental cash flow information:

Debt converted to common stock                       $    68,100    $    67,600
Increase in common stock through recognition
  of expense related to escrow shares                       --      $   428,750


See independent accountants' report and accompanying notes to consolidated financial statements.

                              VALUESTAR CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             June 30, 1996 and 1995
                             ----------------------

Note 1 - The Company and its significant accounting policies:

         ValueStar Corporation (the Company) was incorporated in Colorado in 1987 and is the holding company for its wholly owned subsidiary, ValueStar, Inc., which was incorporated in California in 1991. ValueStar, Inc. issues a certification mark ("Consumer ValueStar") to those local service and professional industries, primarily in the San Francisco Bay Area, that can demonstrate a certain level of customer satisfaction, proper licensing and adequate insurance. The Company also publishes a listing of service and professional firms that are awarded the "Consumer ValueStar."

         The Company utilizes the services of a third party to perform surveys of customer satisfaction under a contract which expires December 31, 1998.

Principles of consolidation -

         The consolidated financial statements include the accounts of ValueStar Corporation and ValueStar, Inc. All significant intercompany transactions and account balances have been eliminated in consolidation.

Cash equivalents -

         The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash and cash equivalents consist of deposits in a single bank in excess of federally insured limits.

Allowance for doubtful accounts -

         The Company utilizes the reserve method of accounting for the recognition of potentially uncollectible accounts receivable. The allowance for doubtful accounts was $6,793 and $7,000 at June 30, 1996 and 1995, respectively.

Inventories -

         Inventories, which consist of promotional materials for sale to customers, are stated at the lower of cost or fair market value on a first-in, first-out basis.

Property and equipment -

         Property and equipment are stated at cost. Depreciation is computed on the straight-line method based on the estimated useful life of five to seven years of the respective assets.

Revenue and customer cost recognition -

Revenues:

         The Company's revenues are primarily from research and rating fees paid by new and renewal customers, license fees from qualified applicants and renewal customers, and sales of marketing materials and related services. The Company, from time to time, provides discounts, incentives and satisfaction guarantees to first time applicants, and may extend payment terms on the annual license fee.

         Annual "Consumer ValueStar" license fees and customer research and rating fees are recognized when all related services are provided to the customer. The Company provides a reserve for customer satisfaction guarantees. Sales of marketing materials and other services are recognized as materials are delivered or shipped or services are rendered.

Customer costs:

         Effective July 1, 1994, with the adoption by the Company of Statement of Position No. 93-7 (SOP 93-7), Reporting on Advertising Costs, certain customer acquisition costs are deferred and amortized over a 12 month period. These costs, which relate directly to targeted new licensee solicitations, primarily include targeted direct-response advertising programs consisting of telemarketing, printing and mailing costs. Costs of the Company's publication, the Consumer ValueStar Report, are deferred and amortized over a six month period, which is the estimated useful life of the publication. No indirect costs are included in deferred customer acquisition costs. Costs incurred for other than specific targeted customers, including general marketing, are expensed as incurred. The total amount of advertising costs charged to expense was $243,944 and $61,112 in 1996 and 1995, respectively.

         Commencing in January 1995, the Company changed the third-party research portion of its licensee qualifications from qualifying an applicant for a one year period to a two year period. Accordingly, certain customer rating costs are deferred and amortized over a one year period.

         Deferred costs are periodically evaluated to determine if adjustments for impairment are necessary.

Income taxes -

         The provision for income taxes is based on income reported in the consolidated financial statements. Deferred income taxes are provided for temporary differences between the financial reporting and tax basis of the Company's assets and liabilities.

Net loss per share -

         Net loss per common share is based on the weighted average number of shares outstanding during the year. Options to purchase stock are not included in the calculation, as the affect would be anti-dilutive.

Risks and uncertainties -

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Continued operations -

         The accompanying consolidated financial statements have been prepared assuming the Company will continue operating as a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has incurred operating losses in prior fiscal years and losses are continuing. The Company's operations have been funded for the most part from the sale of common stock.

         The Company's ability to continue as a going concern is dependent upon obtaining additional capital and ultimately achieving and maintaining profitable operations. The Company is working aggressively to increase revenues through expanding the number of new licensees, maintaining high rates of renewals and selling additional services to its licensees, which it believes will ultimately lead to profitable operations. The Company is also seeking additional debt or equity capital from existing shareholders and others. However, the lack of additional capital could force the Company to reduce the emphasis on new licensee growth and curtail or scale back operations in more reliance on higher profitable renewals. Such actions could have an adverse effect on the Company's business. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

Recent accounting pronouncements -

         The Financial Accounting Standards Board has recently issued Statement of Financial Accounting Standards ("SFAS") No. 121, Accounting for the Impairment of Long- Lived Assets and SFAS No. 123, Accounting for Stock Based Compensation. SFAS No. 121 requires that long-lived assets and certain identifiable intangibles be reported at the lower of the carrying amount or their estimated recoverable amount and the adoption of this statement by the Company is not expected to have an impact on the financial statements. SFAS No. 123 encourages the accounting for stock-based employee compensation programs to be reported within the financial statements on a fair value based method. If the fair value based method is not adopted, then the statement requires pro-forma disclosure of net income and earnings per share as if the fair value based method had been adopted. The Company currently does not intend to adopt the fair value accounting method prescribed by SFAS 123, and will be subject only to the disclosure requirements prescribed by SFAS 123. However, the Company intends to continue its analysis of SFAS 123 and may elect to adopt its provisions in the future. Both statements are effective for fiscal years beginning after December 15, 1995.

Note 2 - Property, equipment and intangible assets:

                                                 1996      1995
                                                 ----      ----

               Computer equipment              $29,072   $ 6,590
               Office equipment                  4,954     2,549
               Furniture and fixtures           15,013     1,250
               Leasehold improvements              446       446
               Logo design                       4,949     4,949
                                               -------   -------

                                                54,434    15,784
               Less accumulated depreciation
                   and amortization              8,087     3,510
                                               -------   -------

                                               $46,347   $12,274
                                               =======   =======

         Depreciation expense for 1996 and 1995 was approximately $4,600 and $3,100, respectively.

Note 3 - Deferred costs:

              Deferred costs at June 30 consist of:

                                                 1996       1995
                                                 ----       ----

              Rating fees                      $160,013   $ 25,519
              Publishing                         81,903     61,123
              Telemarketing                      69,277      9,478
              Direct mail                        48,302      3,429
                                               --------   --------

                                                359,495     99,549

              Less amortization for the year    226,329     39,719
                                               --------   --------

                                               $133,166   $ 59,830
                                               ========   ========

         Costs are amortized over periods from six months to one year.

Note 4 - Shareholder debt:

         During the years ended June 30, 1996 and 1995, the Company borrowed $68,100 and $106,500, respectively, from various shareholders. Notes to these shareholders are due on demand with interest at 12% per annum. Interest on these notes amounted to $4,099 and $19,507 for 1996 and 1995, respectively. Notes in the amount of $68,100 and $67,600 were exchanged for common stock as of June 30, 1996 and 1995, respectively, at an exchange rate of $0.50 and $0.35 per share, respectively. Shareholder notes totaled $23,600 at June 30, 1995. No notes were outstanding as of June 30, 1996.

Note 5 - Common stock and options:

Common stock -

         The Company has one series of par value common stock authorized and outstanding. The par value is $.00025 and 20,000,000 shares are authorized.

         Under an escrow agreement dated June 27, 1992, resulting from the acquisition of ValueStar, Inc. by the Company, the release of 1,225,000 shares of common stock held by James Stein, an officer and director, was contingent on attaining certain operating results. During the year ended June 30, 1995, the Board of Directors determined that 200,000 shares could be released from escrow and authorized the release of the remaining 1,025,000 shares held in escrow subject to a new lock-up agreement and shareholder approval which was obtained on July 20, 1995. Under the terms of the lock-up agreement, Mr. Stein may not sell the released shares until the first to occur of (a) three years from the release of the shares from escrow, or (b) when audited or unaudited financial statements of the Company, prepared in accordance with generally accepted accounting principles, demonstrate that the Company has realized net profits for two consecutive fiscal quarters.

         The Company recorded $428,750 in non-cash expense for the fiscal year ended June 30, 1995 related to the release from escrow of the 1,225,000 common shares.

         During fiscal 1996, the Company completed stock offerings of 310,000 common shares at $0.35 per share, 1,100,000 common shares at $0.50 per share, and 666,666 common shares at $0.75 per share plus 66,666 common shares issued for net offering costs. A total of 136,200 common shares were issued in exchange for shareholder notes of $68,100 (see Note 4).

Stock options -

         The 1992 Incentive Stock Option Plan (ISO Plan) expires in 2002 and allows for the issuance of options to employees to purchase up to 250,000 shares of common stock. The 1992 Non-Statutory Stock Option Plan (NSO Plan) also expires in 2002 and allows the issuance of options to employees to purchase up to 250,000 shares of common stock. The 1996 Stock Option Plan expires in 2006 and allows for the issuance of options to selected employees, directors and consultants to purchase up to 400,000 shares of common stock. An option granted under the 1996 Stock Option Plan may be an incentive stock option (ISO), which may be granted only to employees, or a nonqualified stock option (NQO) as determined by the Plan Committee.

         The option price under each of the plans will not be less than the fair market value at the date of grant as determined by the Board of Directors. In the case of a significant shareholder, the option price of shares under the 1992 ISO Plan and the 1996 Stock Option Plan will not be less than 110% of the fair market value of the share on the date of grant. Options are granted under the plans for periods not to exceed ten years and become exercisable based on vesting terms determined by the Board of Directors or Plan Committee at the date of grant.

         Information with respect to stock option transactions for the years ended June 30, 1996 and 1995 is as follows:

                                            Number
                              Available    of Options                 Price per
                              for Grant   Outstanding   Exercisable     Share
                              ---------   -----------   -----------     -----
1992 ISO Plan:
Balance June 30, 1994          250,000
   Granted                    (200,000)      200,000                    $.40
                              --------     ----------

Balance June 30, 1995           50,000       200,000
   Granted                     (50,000)       50,000                     .50
                              --------     ----------
Balance June 30, 1996             --         250,000       230,000
                              ========     ==========   ===========

1992 NSO Plan:
Balance June 30, 1994          250,000
   Granted                    (200,000)      200,000                 .40-.50
                              --------     ----------

Balance June 30, 1995           50,000       200,000
   Granted                     (50,000)       50,000                     .50
                              --------     ----------

Balance June 30, 1996             --         250,000       250,000
                              ========     ==========   ===========

1996 Stock Option Plan:
January 19, 1996 (inception)   400,000
   ISO's granted              (170,000)      170,000                     .50
   NQO's granted              (170,000)      170,000                     .50
                              --------     ----------

Balance June 30, 1996           60,000       340,000       178,833
                              ========     ==========   ===========

         Options under all plans must be exercised within a five year period from the date of grant. No shares were exercised under the plans as of June 30, 1996.

Note 6 - Income taxes:

         There was no provision for income taxes for the years ended June 30, 1996 and 1995.

         Temporary differences and carryforwards which result in significant deferred tax assets as of June 30, 1996 and 1995 approximated $700,000 and $400,000, respectively.

         Under Statement of Financial Accounting Standards No. 109, a valuation allowance must be established for a deferred tax asset if a tax benefit may not be realized from the asset. The Company has established a valuation allowance for the full amount of its deferred tax assets as recognition of these assets is uncertain due to the Company's recurring losses.

         The Company has approximately $1,800,000 of federal net operating loss carryforwards at June 30, 1996 available to offset future taxable income which expire in the years 2006 through 2010. The Company has California net operating loss carryforwards of approximately $900,000 at June 30, 1996 which expire in the years 1997 through 2002. For federal and California tax purposes, the Company's net operating loss carryforward may be subject to certain limitations on annual utilization due to changes in ownership.

Note 7 - Commitments:

         The Company entered into a facility lease agreement for a period of three years which commenced on August 1, 1995 and requires monthly payments through July 3, 1998 of approximately $1,800. Total rent expense was approximately $22,500 in 1996 and $22,000 in 1995.

Note 8 - Subsequent event:

         In July 1996, the Company opened a new sales territory encompassing Sacramento and San Joaquin Counties in California.

                              VALUESTAR CORPORATION


                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)

                                 March 31, 1997

                              VALUESTAR CORPORATION

                 Interim Consolidated Financial Statement Index




         Consolidated Balance Sheets as of March 31, 1997 and
         June 30, 1996  (Unaudited)                                          3

         Consolidated Statements of Operations for the nine months ended
         March 31, 1997 and 1996 (Unaudited)                                 4

         Consolidated Statements of Cash Flows for the nine months ended
         March 31, 1997 and 1996 (Unaudited)                                 5

         Notes to Interim Consolidated Financial Statements                  6

                              VALUESTAR CORPORATION

                           CONSOLIDATED BALANCE SHEETS
                                   (UNAUDITED)


                                                        March 31,     June 30,
                                                         1997           1996

                  ASSETS
Current Assets
     Cash and cash equivalents                       $   163,854    $   454,809
     Accounts receivable, net                            203,994         93,020
     Employee receivables                                  5,500          6,900
     Inventories                                          39,037         15,330
     Prepaid and other                                     6,132          3,108
                                                     -----------    -----------
                                                         418,517        573,167

Deferred costs - net                                     249,476        133,166
Property equipment and intangibles-net                    57,916         46,347
                                                     -----------    -----------
                                                     $   725,909    $   752,680
                                                     ===========    ===========


                 LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
     Accounts payable                                $   416,639    $   157,528
     Accrued expenses                                    134,649         87,219
     Deferred revenue                                     34,440         50,739
                                                     -----------    -----------
                                                         585,728        295,486

Long-term notes                                          100,000           --
                                                     -----------    -----------
     Total liabilities                                   685,728        295,486

Stockholders' Equity
     Preferred stock, $.00025 par value,
       5,000,000 authorized; no shares issued
       and outstanding
     Common stock, $.00025 par value,
       20,000,000 shares authorized,
       8,072,913 and 7,026,818 shares issued and
          outstanding respectively                         2,018          1,757
     Paid in capital                                   3,519,915      2,735,105
     Common stock subscribed                              40,000           --
     Deficit                                          (3,521,752)    (2,279,668)
                                                     -----------    -----------
                  Total Stockholders' Equity              40,181        457,194
                                                     -----------    -----------
                                                     $   725,909    $   752,680
                                                     ===========    ===========

      See accompanying notes to interim consolidated financial statements.

                              VALUESTAR CORPORATION

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (UNAUDITED)





                                                          Nine months ended
                                                              March 31,
                                                        1997            1996

Revenues                                            $   578,175     $   252,501

Costs and expenses:
     Cost of revenues                                   268,905          98,203
     Customer support expenses                          494,289          89,827
     Selling and marketing expenses                     697,358         295,496
     General and administrative expenses                354,707         209,326
                                                    -----------     -----------
                  Total costs and expenses            1,815,259         692,852
                                                    -----------     -----------

Loss from operations                                 (1,237,084)       (440,351)

Interest expense                                         (5,000)         (2,926)
Other income (expense)                                     --            (3,387)
                                                    -----------     -----------

Net loss                                            $(1,242,084)    $  (446,664)
                                                    ===========     ===========


Net loss per share                                  $     (0.18)    $     (0.09)
                                                    ===========     ===========


Weighted average number of shares                     7,067,438       5,128,909
                                                    ===========     ===========


      See accompanying notes to interim consolidated financial statements.

                              VALUESTAR CORPORATION

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (UNAUDITED)

                                                          Nine months ended
                                                             March 31,
                                                          1997          1996

Cash Flows from Operating Activities
     Net income (loss)                               $(1,242,084)   $  (446,664)
     Adjustments to reconcile net loss
     to net cash used by operating activities:
       Depreciation and amortization                       6,496          1,787
       Amortization of deferred costs                    282,080        105,004
       Common stock issued for services                    2,175           --
       Changes in assets and liabilities:
         Accounts receivable                            (110,974)       (75,270)
         Employee receivable                               1,400           --
         Inventories                                     (23,707)        (2,199)
         Prepaid expenses and other                       (3,024)        (8,528)
         Deferred costs                                 (398,390)      (184,096)
         Accounts payable                                259,111         12,596
         Accrued expenses                                 79,826          3,823
         Deferred revenue                                (16,299)        23,484
                                                     -----------    -----------
Net Cash Flows Used by Operations                     (1,163,390)      (570,063)

Cash Flows from Investing Activities
     Capital expenditures                                (17,565)       (23,772)
                                                     -----------    -----------
Net Cash Used by Investing Activities                    (17,565)       (23,772)

Cash Flows from Financing Activities
     Sale of common stock                                750,000        598,000
     Common stock subscribed                              40,000           --
     Proceeds from debt                                  100,000         95,000
     Debt repayment                                         --          (20,000)
                                                     -----------    -----------

Net Cash Provided by Financing Activities                890,000        673,000
                                                     -----------    -----------

Increase (Decrease) in Cash and Cash Equivalents        (290,955)        79,165

Cash and Cash Equivalents at Beginning of Period         454,809         12,977
                                                     -----------    -----------

Cash and Cash Equivalents at End of Period           $   163,854    $    92,142
                                                     ===========    ===========


Supplemental Cash Flow Information:
     Non-cash financing activities:
       Debt converted to common stock                $      --      $    78,600
       Accrued expenses exchanged for common stock        32,396           --
       Value assigned to warrants issued
         with long-term debt                                 500           --
     Cash paid for interest                                5,000          2,926

      See accompanying notes to interim consolidated financial statements.

                              VALUESTAR CORPORATION

               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)



1. OPERATIONS
ValueStar Corporation (the "Company"), through its wholly-owned subsidiary ValueStar, Inc., issues a certification mark ("ValueStar(R) Certified") to those local service and professional businesses, in the San Francisco Bay and Sacramento, California areas, that rate high in customer satisfaction and maintain proper licensing and insurance. The Company communicates information about highly rated service and professional firms that have earned "ValueStar Certified" through various media including its Internet site (www.valuestar.com), a periodic publication (Consumer ValueStar Reports) and a voice-text service (808-STAR).

The Company's revenues are primarily from research and rating fees paid by new and renewal customers, license fees from qualified applicants and renewal customers, and sales of information services products. The Company, from time to time, provides discounts, incentives and satisfaction guarantees to first time applicants, and may extend payment terms on the annual license fee. Annual license fees and related cost of sales consisting of customer research and rating fees are recognized when all related services are provided to the customer. The Company provides a reserve for customer satisfaction guarantees. Sales of information services are recognized as materials are delivered or shipped or services are rendered.

2. STATEMENT PRESENTATION
The accompanying unaudited interim financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. They do not include all information and footnotes required by generally accepted accounting principles. The interim financial statements and notes thereto should be read in conjunction with the Company's audited financial statements and notes thereto for the year ended June 30, 1996.

In the opinion of management, the interim financial statements reflect all adjustments of a normal recurring nature necessary for a fair statement of the results for interim periods. Operating results for the nine month periods are not necessarily indicative of the results that may be expected for the year.

Certain reclassifications have been made in the prior year to conform to the current period presentation.

3. INVENTORIES
Inventory is recorded at cost using the first-in first-out method of accounting. Inventories consist of brochures and related materials for resale.

4. DEFERRED COSTS
Commencing in January 1995, the Company changed the third-party research portion of its licensee qualifications from qualifying an applicant for a one year period to a two year period. Accordingly, certain direct customer rating costs incurred for the rating are deferred with 60% expensed in the month incurred and the balance of 40% amortized at the twelve month renewal.

Costs incurred in printing and distributing the Company's Consumer ValueStar Report publication published in January and July are capitalized and amortized over six months. Related revenues are deferred and amortized over six months.

                              VALUESTAR CORPORATION

               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)

4. DEFERRED COSTS (Continued)
Effective July 1, 1994, with the adoption by the Company of Statement of Position No. 93-7 (SOP 93-7), Reporting on Advertising Costs, certain customer acquisition costs are deferred and amortized over a twelve month period on a straight-line method starting in the month incurred. These costs, which relate directly to targeted new licensee solicitations, primarily include targeted direct-response advertising programs consisting of telephone sales, printing and mailing costs. No indirect costs are included in deferred customer acquisition costs. Costs incurred for other than specific targeted customers, including general marketing expenses, are expensed as incurred.

Effective January 1, 1997, the Company modified new licensee solicitation primarily to telephone sales targeted directly and specifically to direct revenue-generating responses. No change was made to the amortization period. Any direct mail, advertising, costs associated with supporting telephone sales or generating leads and other general marketing expenses, are expensed as incurred.

Deferred costs (net) consisted of the following at:

                                      March 31,   June 30,
                                           1997       1996
                                       --------   --------
                     Rating fees       $114,447   $ 39,616
                     Publishing          52,086     54,602
                     Telephone sales     82,943     38,948
                                       --------   --------
                                       $249,476   $133,166
                                       ========   ========

The net effect of capitalizing and amortizing deferred costs was a reduction in costs and expenses of $116,310 and $79,092 for the nine months ended March 31, 1997 and 1996, respectively.

The Company estimates new licensees have an average life exceeding four years. Deferred costs are periodically evaluated to determine if adjustments for impairment are necessary.

5. LONG-TERM NOTES
The Company is obligated on two 12% notes in the amount of $50,000 each for an aggregate of $100,000 one of which is payable to the spouse of a director. These notes are due on September 30, 1998. The Company has granted each note holder a warrant to purchase 5,000 common shares (an aggregate of 10,000 shares) at an exercise price of $0.75 per share until September 30, 1998.

6. STOCKHOLDERS' EQUITY
The following table summarizes equity  transactions during the nine months ended
March 31, 1997:
                                                              Shares      Dollars
                                                              ------      -------

Balance July 1, 1996                                         7,026,818   $2,736,862
Sale of common stock for cash @ $.75 per share               1,000,000      750,000
Conversion of accrued expenses to stock @ $.75 per share        43,195       32,396
Value assigned to warrants issued with long-term debt             --            500
Common stock subscribed but unissued at March 31, 1997(1)         --         40,000
Issuance of stock to employees @ $.75 per share                  2,900        2,175
                                                            ----------   ----------
Balance March 31, 1997                                       8,072,913   $3,561,933
                                                            ==========   ==========

         (1) On April 7, the Company issued 53,333 common shares to a director at $.75 per share for the subscription for which cash was received prior to March 31, 1997.


                              VALUESTAR CORPORATION

               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)

6. STOCKHOLDERS' EQUITY (Continued)
At March 31, 1997 the Company had options outstanding pursuant to its 1992 ISO Plan covering 250,000 common shares with exercise prices of $0.40 to $0.50 per share expiring in 2000 and 2001. The Company also had options outstanding pursuant to its 1992 NSO Plan covering 250,000 common shares with exercise prices of $0.40 to $0.50 per share expiring between 1999 and 2001. The Company has options outstanding pursuant to its 1996 Stock Option Plan, as amended and restated, covering 255,000 common shares with an exercise price of $0.50 per share expiring in 2001 and 2002 and options outstanding pursuant to its 1997 Stock Option Plan covering 52,000 common shares with an exercise price of $0.75 per share expiring in 2002.

On March 14, 1997 the Company adopted the 1997 Employee Stock Compensation Plan providing for the issuance of up to 4,000 common shares to non-executive employees. At March 31, 1997 an aggregate of 2,900 common shares had been granted pursuant to this plan.

The Company's President and CEO has entered into a Lockup Agreement dated July 20, 1995 with respect to 1,025,000 common shares providing for no sale of the shares until the earliest of (a) July 20, 1998 (b) or upon the achievement and certification by a resolution of the Board of Directors that the Company has been profitable, in accordance with generally accepted accounting principles, for two consecutive fiscal quarters.

7. INCOME TAXES
At March 31, 1997 a valuation allowance has been provided to offset the net deferred tax assets as management has determined that it is more likely than not that the deferred tax asset will not be realized. The Company has for federal income tax purposes net operating loss carryforwards of approximately $1,800,000 which expire through 2002 of which certain amounts are subject to limitations under the Internal Revenue Code, as amended.

8. NEW ACCOUNTING PRONOUNCEMENTS
The Financial Accounting Standards Board has recently issued Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets" and SFAS No. 123, "Accounting for Stock Based
Compensation." SFAS No. 121 requires that long-lived assets and certain identifiable intangibles be reported at the lower of the carrying amount or their estimated recoverable amount. The adoption of this statement in the first quarter of fiscal 1997 by the Company did not have an impact on the financial statements.

SFAS No. 123 encourages the accounting for stock-based employee compensation programs to be reported within the financial statements on a fair value based method. If the fair value based method is not adopted, then the statement requires pro-forma disclosure of net income and earnings per share as if the fair value based method had been adopted. While the Company is evaluating the impact of the pronouncement, it expects to continue to account for stock options utilizing the "intrinsic value based method" as is allowed by the statement and therefore does not expect SFAS No. 123 to have a material impact on its financial position, results of operations and cash flows.

9. SUBSEQUENT EVENTS
On April 16, 1997 the  Company's  shareholders  approved  the 1996 Stock  Option
Plan, as amended and restated to provide for options on up to 300,000 common shares, and a new 1997 Stock Option Plan providing for options on up to 200,000 common shares. The shareholders also authorized an amendment to the Company's articles of incorporation to authorize a maximum of 5,000,000 shares of undesignated preferred stock, par value $.00025 per share.

                              VALUESTAR CORPORATION

               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)

9. SUBSEQUENT EVENTS (Continued

On April 30, 1997 in connection with consulting services the Company issued Stock Purchase Warrants exercisable into an aggregate of 150,000 shares of common stock at $0.75 per share until April 30, 2002.

                                    Part III
Item 1. Index to Exhibits

2. Charter and Bylaws

      2.1 Articles of Incorporation of the Carson Capital Corporation (Colorado) as filed on January 28, 1987

    2.1.1         Amendment to Articles of  Incorporation  as filed on September
                  21, 1992

    2.1.2         Amendment to Articles of  Incorporation  as filed on April 24,
                  1997

      2.2         Bylaws of the Company

3. Instruments Defining the Rights of Security Holders

      3.1         Form of Certificate evidencing Common Stock of the Company

      3.2         Lockup  Agreement  between  the  Company and James Stein dated
                  July 20, 1995

      3.3         Form of 12% Promissory Note with Non-Detachable Stock Purchase
                  Warrant  Due  September   30,  1998   (aggregate  of  $100,000
                  principal and 10,000 Warrants exercisable at $0.75 per share)

      3.4 Form of Stock Purchase Warrant dated April 30, 1997 granted to five persons exercisable into an aggregate of 150,000 common shares at $0.75 per share until April 30, 2002 (Individual warrants differ as to holder and number of shares)


      3.5* Form of Stock Purchase Warrant dated June 30, 1997 granted to three investors exercisable into an aggregate of 200,000 common shares at $1.25 per share untile June 30, 2002


5. Voting Trust Agreement

                  None

6. Material Contracts

      6.1 Research and Rating Agreement between the Public Research Institute of San Francisco State University and ValueStar, Inc. effective April 30, 1997

      6.2         1992 Incentive Stock Option Plan, As Amended

    6.2.1         Standard form of Incentive Stock Option Plan Agreement

      6.3         1992 Non-Statutory Stock Option Plan, As Amended

    6.3.1         Standard form of Non-Statutory Stock Option Plan Agreement

      6.4 Employment Agreement between the Company and James Stein dated June 27, 1992

    6.4.1 Employment Agreement between ValueStar, Inc. and James Stein dated May 1, 1992

      6.5         Employment  Agreement between ValueStar,  Inc. and Benjamin A.
                  Pittman dated January 29, 1996

      6.6 Property Lease Agreement between Ballena Isle Marina and ValueStar, Inc. dated July 14, 1995

      6.7         1996 Stock Option Plan, as amended and restated

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

    6.7.1         Standard form of 1996 Stock Plan Agreement

      6.8         1997 Stock Option Plan

    6.8.1         Standard form of 1997 Stock Plan Agreement

      6.9         1997 Employee Stock Compensation Plan

7. Material Foreign Patents

                  None


    27.1*         Financial Data Schedules


The exhibits listed above (other than those designated by * which are filed herewith) were filed as exhibits with the same number with the Company's initial Form 10-SB filed on May 29, 1997.

Item 2. Description of Exhibits

The documents required to be filed and as listed on the immediately preceding Index to Exhibits follow immediately after the signatures below.



                                   SIGNATURES


In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement amendment to be signed on its behalf by the undersigned, thereunto duly authorized.


                         VALUESTAR CORPORATION


                          By: /s/ JAMES STEIN
                              James Stein, President and Chief Executive Officer


Date:  August 18, 1997


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